One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
NICHOLAS S. DILORENZO nicholas.dilorenzo@dechert.com +1 617 728 7171 Direct +1 617 275 8364 Fax

April 26, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Deborah O’Neal

Re:	William Blair Funds (the “Registrant”)

Post-Effective Amendment No. 138 under the Securities Act of 1933 and Amendment

No. 139 under the Investment Company Act of 1940

(File Nos. 033-17463; 811-05344) on Form N-1A

Dear Ms. O’Neal:

This letter responds to the comments you provided to me in a telephonic discussion on April 9, 2021, with respect to your review of Post-Effective Amendment No. 138 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 26, 2021. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

Comment 1.    Please consider including risk disclosure related to the impact of pandemics or other public health emergencies, such as COVID-19, on the Registrant.

Response 1:     The Registrant believes that the Prospectus appropriately addresses the risks associated with pandemics and other public health emergencies, such as COVID-19. Specifically, the “Market Conditions and Events” subsection of the “INVESTMENT PRACTICES AND RISKS” section of the Prospectus currently states that “the outbreaks of disease (such as COVID-19, avian influenza or H1N1/09), epidemics, and pandemics” could “adversely impact the performance of a Fund.” The same subsection also addresses the governmental and regulatory actions taken in response to COVID-19, stating that “[m]oreover, in response to the outbreak of COVID-19, as with other serious economic disruptions, governmental authorities and regulators are enacting significant fiscal and monetary policy changes, including, among other things, lowering interest rates.”

April 26, 2021 Page 2

The risks of such events are also disclosed in response to Item 4 of Form N-1A, under the principal risk titled “Market Risk.” Although this risk disclosure does not expressly identify COVID-19, it does state that “the spread of infectious illness or other public health threats could also significantly impact the Fund and its investments.”

Accordingly, because the Registrant believes that the current risk disclosure provided in response to Items 4 and 9 of Form N-1A appropriately reflects the risks of pandemics and other public health emergencies, the Registrant respectfully declines to make the requested change.

Comment 2.    Please provide, supplementally or otherwise, the Annual Fund Operating Expenses table and the Expense Example for each Fund required by Item 3 of Form N-1A and the performance information required by Item 4 of Form N-1A one week prior to the effective date of the Fund’s registration statement.

Response 2.     A printer proof containing each Fund’s Annual Fund Operating Expenses table and the Expense Example was provided by email to Ms. O’Neal. The printer proofs provided also included each Fund’s Annual Total Returns chart and Average Annual Total Returns table, each as required by Item 4 of Form N-1A.

Comment 3.    The staff takes the position that any fund fees or expenses previously waived or reimbursed by the adviser pursuant to the fund’s contractual agreement with the adviser may only be recouped by the adviser for a period of three years after the date on which such amounts were waived and/or reimbursed. For any Fund where William Blair Investment Management, LLC (the “Adviser”) is entitled to recoupment of previously waived fees and reimbursed expenses, please confirm that the associated Annual Fund Operating Expenses table included in the Rule 485(b) filing will include a footnote disclosing this recoupment arrangement, including whether the Adviser is entitled to recoupment for three years from: 1) the commencement of operations of the Fund or 2) from the date of the waiver(s) subject to recoupment.

Response 3.     The Registrant confirms that for any Fund where the Adviser is entitled to recoupment of previously waived fees and reimbursed expenses, the associated Annual Fund Operating Expenses table will include a footnote substantially similar to the following:

“The Adviser is entitled to recoupment of previously waived fees and reimbursed expenses for a period of three years subsequent to the Fund’s commencement of

April 26, 2021 Page 3

operations to the extent that such recoupment does not cause the annual Fund operating expenses (after the recoupment is taken into account) to exceed both (1) the expense limit in place when such amounts were waived or reimbursed and (2) the Fund’s current expense limitation.”

Comment 4.    With respect to the prior performance composite included for the William Blair Small-Mid Cap Core Fund (“SMID Cap Core Fund”) in the “Similarly Managed Account Performance” sub-section of the “MANAGEMENT OF THE FUNDS” section of the Prospectus, please confirm supplementally that the Adviser maintains the records necessary to support the calculation of performance of the composite included in the Prospectus as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response 4.     The Registrant confirms that the Adviser maintains the records necessary to support the calculation of the composite.

Comment 5.    The “Similarly Managed Account Performance” subsection of the Prospectus includes the following sentence – “The performance information is presented net and gross of the Fund’s ‘Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement’ as included in the “Annual Fund Operating Expenses” table on p. [14] of this prospectus.” Please confirm that the performance information is also presented net of applicable sales loads. If so, please revise the foregoing statement in the “Similarly Managed Account Performance” subsection to reflect this fact.

Response 5.     The Registrant confirms that the SMID Cap Core Fund does not impose sales charges (loads) or redemption fees on any Class of Fund shares. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Comment 6.    Please disclose the impact on the prior performance composite if the accounts in the composite had been subject to the same expenses as the SMID Cap Core Fund.

Response 6.     The Registrant has revised the final sentence of the fourth paragraph of the “Similarly Managed Account Performance” sub-section of the Prospectus as follows (additions in bold and underline):

April 26, 2021 Page 4

“The performance may have been adversely affected had it been subject to (i) regulation as an investment company under the 1940 Act and the Code and/or (ii) the same expenses as the Small-Mid Cap Core Fund.”

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7171 if you wish to discuss this correspondence further.

Sincerely,

/s/ Nicholas Di Lorenzo

Nicholas Di Lorenzo

cc:	Robert Toner, William Blair Funds

Andrew Pfau, William Blair Funds

Stephanie Capistron, Dechert LLP

Maureen Miller, Vedder Price P.C.

Mark Quade, Vedder Price P.C.

Jacob Tiedt, Vedder Price P.C.

27633196.BUSINESS